Mail Stop 4561
Via Fax (949) 206-6869

November 13, 2008

John Bennett
Chief Financial Officer
Probe Manufacturing, Inc.
25242 Arctic Ocean Drive
Lake Forest, California 92630

      Re: **Probe Manufacturing, Inc.**
                   Form 8-K filed November 10, 2008
                   File No. 333-125678

Dear Mr. Bennett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on November 10, 2008

1. Revise to disclose that there were no disagreements with your former auditor for the period from the Company's two most recent fiscal years and through the subsequent interim period (i.e. November 10, 2008) pursuant to Item 304(a)(1)(iv) of Regulation S-K.

2. In addition, Item 304(a)(1)(ii) of Regulation S-K requires a statement regarding whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This

would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

3.   Revise to disclose whether the Company consulted with its new accountant regarding the matters set forth in Item 304(a)(2) of Regulation S-K for the two most recent fiscal years through the subsequent interim period (i.e. November 10, 2008).

4.   Furthermore, please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K pursuant to Item 304(a)(3) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Any questions regarding the above should be directed to me at (202) 551-3379.

                    Sincerely,

                    Melissa Feider
                    Staff Accountant